As filed with the Securities and Exchange Commission on

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2002

Cable & Wireless Public Limited Company

124 Theobalds Road
London WC1X 8RX
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CABLE AND WIRELESS PLC

6 December 2002

MOODY’S DOWNGRADE

Cable and Wireless plc has noted the decision of Moody’s, announced this afternoon, to downgrade the long-term debt rating of the Company from Baa2 to Ba1 with negative outlook. The announcement follows a recent meeting between Cable & Wireless management and Moody’s with a view to resolving the “review for a possible downgrade” status attached to Moody’s previous Baa2 rating of Cable & Wireless.

As a consequence of the downgrade, a “ratings trigger” clause contained in the tax indemnity which formed part of the agreement put in place at the time of the disposal to Deutsche Telekom of Cable & Wireless’s 50% interest in One2One has now become operative. This disposal was completed on 1 October 1999 for a total cash consideration of £3.45 billion. As is normal in such a transaction, Cable & Wireless provided Deutsche Telekom with an indemnity in the event of the Inland Revenue assessing tax liabilities against the companies sold by Cable & Wireless to Deutsche Telekom.

The ratings trigger clause includes a requirement that, whether or not there is a liability under the tax indemnity, if Cable & Wireless's rating falls below Moody’s ‘Baa’ category, Cable & Wireless will either: (a) procure a guarantee in the sum of £1.5 billion from an ‘A’ rated bank or (b) place the sum of £1.5 billion into escrow. At the time of the disposal of its interest in One2One, Cable & Wireless was rated ‘A–’ by Standard & Poor’s and ‘A3’ by Moody’s.

Cable & Wireless has received advice from leading tax counsel and its legal and tax advisers confirming that there is no tax liability to which the requirement described above relates and that Cable & Wireless’s sale of its 50% interest in One2One did not give rise to a taxable gain. That advice remains unchanged.

Based on its current cash balances (approximately £3.8 billion gross cash and £2.2 billion net cash as at 30th September, 2002) and the value of its quoted investments (approximately £470 million as at 5th December, 2002), the Directors re-affirm that, on the basis of current trading conditions, Cable & Wireless has sufficient financial flexibility to implement its restructuring of Cable & Wireless Global and to meet its debt obligations. Cable & Wireless's expectation that Cable & Wireless Global will become free cash flow positive by the fourth quarter of its 2003/04 financial year, as announced on 13th November, is unaffected.

Forward Looking Statements

This announcement contains forward-looking statements that involve inherent risks and uncertainties. The Company has identified certain important factors that may cause actual results to differ materially from those contained in such forward looking statements. See those which appear, or are referred to, in the cautionary statements section on page 3 of the Company’s Form 20F 2002.

Contact details

David Prince, Group Finance Director +44 20 7315 4905

Investor Relations:

Louise Breen	+44 20 7315 4460
Caroline Stewart	+ 44 20 7315 6225
Virginia Porter	+ 1 646 735 4211

Media:

Susan Cottam	+44 20 7315 4410
Peter Eustace	+44 20 7315 4495

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cable & Wireless plc

By:	/s/ Kenneth Keith Claydon
Name:	Kenneth Keith Claydon
Title:	Company Secretary

Date: 9 December 2002